Exhibit 2

PROXY STATEMENT
________________
SILICOM LTD.
14 Atir Yeda St.
Kfar Sava
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS
July 28, 2015

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Silicom Ltd. (the “Company”) for use at the Company’s Annual General Meeting of Shareholders (the “Meeting”) to be held on Tuesday, July 28, 2015, at 12:00 Israel time, or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels (“NIS”) 0.01 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as mentioned otherwise in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to the Company, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about July 1, 2015. Directors, officers and employees of the Company may also solicit proxies by telephone, facsimile and personal interview.

The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by the Company. Only holders of record of Ordinary Shares at the close of business in New York, NY, USA on June 29, 2015 are entitled to vote at the Meeting. On April 30, 2015, 7,274,308 Ordinary Shares were outstanding and entitled to vote. Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting.

Two or more shareholders present, personally or by proxy, holding not less than thirty three and a third percent (33 1/3%) of the Company’s outstanding ordinary shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until Tuesday, August 4, 2015 at 12:00 Israel time. If a quorum is not present at the adjourned meeting within half an hour from the time appointed for such meeting, two or more shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Each of Proposals 1, 2, 3, 5 and 6 requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (hereinafter an “Ordinary Majority”).

Pursuant to the Israeli Companies Law, 1999-5759 (the “Companies Law”) proposal 4 requires the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as either:

•
the majority of shares that voted for the approval of the proposal includes at least majority of the shares held by non-controlling and non-interested shareholders voted at the meeting, (excluding abstaining votes); or

•	the total number of shares of non-controlling and non-interested shareholders that voted against the approval of the proposal does not exceed two percent of the aggregate voting rights in the Company.

Shareholders are requested to notify us whether or not they have a “Personal Interest” in connection with each of Proposals 3 and 4 (please see the definition of the term “Personal Interest” with respect to each of these proposals below under the description of such proposal). If any shareholder casting a vote in connection thereto does not notify us as to whether or not they have a Personal Interest with respect to each of Proposals 3 and 4 their vote with respect to such proposal will be disqualified.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of April 30, 2015, the number of Ordinary Shares, including options and warrants to purchase Ordinary Shares exercisable within 60 days, owned by (i) all shareholders known to the Company to own more than five per cent (5%) of the Company’s Ordinary Shares and (ii) all directors and officers as a group (based on 7,274,308 Ordinary Shares outstanding on that date). Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the Ordinary Shares is given to the best of our knowledge. Except where otherwise indicated, and subject to applicable community property laws, we believe, based on information furnished to us by such owners or otherwise disclosed in any public filings, that the beneficial owners of the Ordinary Shares listed below have sole dispositive and voting power with respect to such Ordinary Shares.

Name and Address	Number of Shares Owned	Percent of Class
Zohar Zisapel (1)	1,511,722	20.78%
Dov Yelin/Yair Lapidot/Yelin Lapidot Holdings Management Ltd. (2)	539,698	7.42%
Harel Insurance Investments and Financial Services Ltd. (3)	388,681	5.34%
All directors and officers as a group	1,714,340	23.57%
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(1)	As reported on the Schedule 13D/A filed by Zohar Zisapel with the Securities and Exchange Commission on March 5, 2009.
(2)
As reported on the Schedules 13G/A filed by each of Dov Yelin, Yair Laipdot and Yelin Lapidot Holdings Management Ltd., an Israeli investment management firm (collectively, “Yelin Lapidot”) with the Securities and Exchange Commission on January 21, 2015, and as further updated in correspondence by Yelin Lapidot Holdings Management Ltd. with the Company, dated as of February 28, 2014, all 539,698 ordinary shares of the Company are beneficially owned by Yelin Lapidot via two of its wholly-owned subsidiaries (the “Subsidiaries”), Yelin Lapidot Provident Funds Management Ltd. which holds 240,510 Ordinary Shares of the Company, and Yelin Lapidot – Mutual Funds Management Ltd. which holds 299,188 Ordinary Shares of the Company. Yelin Lapidot has reported on the Schedules 13G/A that: (i) Messrs. Yelin and Lapidot each own 24.38% of the share capital and 25% of the voting rights, and are responsible for the day-to-day management, of Yelin Lapidot Holdings Management Ltd., (ii) the Subsidiaries operate under independent management and make their own independent voting and investment decisions, (iii) that any economic interest or beneficial ownership in any of the Ordinary Shares of the Company covered by the report on Schedule 13G is held for the benefit of the members of the provident funds or mutual funds, as the case may be, and (iv) the report on Schedule 13G shall not be construed as an admission by Messrs. Yelin and Lapidot, Yelin Lapidot Holdings Management Ltd. or the Subsidiaries that he or it is the beneficial owner of any of the Ordinary Shares of the Company covered by report on Schedule 13G/A, and that each of them disclaims beneficial ownership of any such ordinary shares of the Company.

(3)
As reported on the Schedule 13G/A filed by Harel Insurance Investments and Financial Services Ltd. ("Harel"), an Israeli insurance company publicly traded on the TASE, with the Securities and Exchange Commission on February 12, 2015, of the 388,681 Ordinary Shares (i) 380,093 are held for members of the public through, among others, provident funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by subsidiaries of Harel, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 8,588 Ordinary Shares are beneficially held for Harel's own account. Harel also reported that the report on Schedule 13G/A shall not be construed as an admission by Harel that it is the beneficial owner of more than 8,588 ordinary shares of the Company covered by the report on Schedule 13G/A.

COMPENSATION OF OFFICERS

Our compensation for our executive officers is derived from employment agreements and each executive officer’s personal contribution to our management, operations and our success, and will be determined in accordance with our Executive Compensation Policy (the “Compensation Policy”), which was approved by our shareholders at our extraordinary general meeting of shareholders on July 31, 2013.

In accordance with the Companies Law and regulations promulgated thereunder, the following table presents information regarding compensation actually received by our five most highly paid officers during the year ended December 31, 2014.

All amounts are in thousands of U.S. dollars.

Name and Position	Salary and Benefits(1)	Cash Bonus(2)	Equity-based Compensation(3)	Total
Avi Eizenman – Active Chairman	505,754	265,082	411,828	1,182,664
Yeshayahu ('Shaike') Orbach – CEO and President	325,857	265,082	411,828	1,002,767
Eran Gilad – CFO and Secretary	218,068	37,321	73,909	329,298
Elad Blatt – VP Business Development and Sales North America	207,640	44,720	73,909	326,269
David Hendel – VP Research and Development	209,113	35,725	73,909	318,747

(1)
“Salary and Benefits” include annual salary or service fees paid, payments to the National Insurance Institute, managers’ insurance and pension funds, severance, advanced education funds, basic health insurance, vacation pay, recuperation pay, tax gross-up payments, automobile-related expenses, telephone expenses and benefits and perquisites as mandated by Israeli or applicable law.

(2)	“Cash Bonus” includes bonus payments as recorded in our financial statements for the year ended December 31, 2014.

(3)
“Equity-based Compensation” includes the expense recorded in our financial statements for the year ended December 31, 2014 with respect to equity-based compensation granted to the executive offices detailed above.

PROPOSAL 1

RE-ELECTION OF DIRECTORS

The management of the Company has selected the persons named below for re-election as directors to serve for an additional term commencing on the date of the Meeting until the next Annual General Meeting and until their respective successors are duly elected. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the election of the nominees listed below. If any of these nominees is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election of such other nominees as management may propose. The following nominees, all of whom are currently serving as directors of the Company, have advised the Company that they will continue to serve as directors if re-elected.

Messrs. Avi Eizenman and Yeshayahu (‘Shaike’) Orbach have attested to the Board of Directors and the Company that they meet all the requirements in connection with the election of directors of publicly traded companies under the Companies Law and the regulations promulgated thereunder.

The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years.

Nominee	Age	Principal Occupation

Avi Eizenman	57
Mr. Eizenman co-founded the Company in 1987 and has served as a Director since its inception. Mr. Eizenman also served as our President and Chief Executive Officer from the Company’s inception until April 1, 2001, and on such date, he resigned from his positions as President and Chief Executive Officer and was appointed Active Chairman of the Board of Directors. Mr. Eizenman served as head of the ASIC department at Scitex Ltd. in 1986. From 1979 until 1985, Mr. Eizenman held various positions, including project manager, ASIC specialist and engineer, with the Electronic Research & Development Department of the Israeli Ministry of Defense. Mr. Eizenman holds a B.Sc. degree, with honors, in Electrical Engineering from the Technion, and an M.B.A. from Tel Aviv University.

Yeshayahu (‘Shaike’) Orbach	63
Mr. Orbach has been our President and Chief Executive Officer since April 2001. In December 2001, Mr. Orbach was named a Director, replacing Zohar Zisapel, who resigned from the Board of Directors. Prior to that, for a period of four and a half years, Mr. Orbach was President and CEO of Opgal Ltd., a high-tech subsidiary of Israel’s Rafael and El-Op corporations. Previously, he was General Manager of Edusoft, an Israeli company the shares of which were traded on the NASDAQ National Market (now, the NASDAQ Global Market), and Managing Director of Tecsys Ltd. He holds a B.Sc degree in Mechanical Engineering from the Technion.

In accordance with our Compensation Policy, Messrs. Avi Eizenman and Yeshayahu (‘Shaike’) Orbach will continue to be party to an indemnification agreement with the Company in the form of indemnification letter previously approved by the shareholders on April 11, 2012 to be entered into by the Company with directors serving from time to time in such capacity, and shall continue to be insured under the Company’s directors and officers insurance coverage which provides coverage for all directors of the Company.  Under the Compensation Policy, any change to the indemnification agreement or the insurance policy, including the cost and/or any changes which materially depart from the key terms of the current agreement and/or insurance policy (provided that such changes apply equally to all executives of the Company, including directors) will be submitted to the Company’s compensation committee and the Board of Directors for their approval but shall not, unless required by law or the Company’s Articles of Association, be presented at a General Meeting of the shareholders.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to re-elect Mr. Avi Eizenman as director of the Company until the next Annual General Meeting of the Company’s shareholders and until his successor has been duly elected, and to re-elect Mr. Yeshayahu (‘Shaike’) Orbach, as a director of the Company until the next Annual General Meeting of the Company’s shareholders and until his successor has been duly elected, subject to his continued employment as President and Chief Executive Officer of the Company.”

The election of Messrs. Avi Eizenman and Yeshayahu (‘Shaike’) Orbach as directors requires the affirmative vote of an Ordinary Majority.

The Board of Directors expresses no recommendation as to the vote on the proposed resolution.

PROPOSAL 2

ELECTION OF DIRECTOR

The management of the Company has selected Mr. Eli Doron for election as director to serve for a term commencing on the date of the Meeting until the next Annual General Meeting and until his successor is duly elected. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the election of Mr. Doron. If Mr.  Doron is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election of such other nominee as management may propose. Mr.  Doron has advised the Company that he will to serve as director if elected.

Mr. Eli Doron has attested to the Board of Directors and the Company that he meets all the requirements in connection with the election of directors of publicly traded companies under the Companies Law and the regulations promulgated thereunder.

The following table provides certain relevant information concerning Mr. Eli Doron, including his principal occupation during the past five years.

Nominee	Age	Principal Occupation

Eli Doron	62
Mr. Doron is the founder of Connesta Ltd. ("Connesta"), an Israeli high-tech company engaged in developing and providing SaaS virtual control room solutions, founded in 2011. From inception, Mr. Doron serves as the Chief Executive Officer of Connesta. Prior thereto and during 2010, Mr. Doron was the Chief Executive Officer of Computerized Electricity Systems ("CES"). Prior to joining CES, Mr. Doron was the co-founder of Radvision Ltd. (formerly Nasdaq: RVSN. Acquired by Avaya Ltd. in 2011; "Radvision"). From 1992 and until 2009 Mr. Doron served as the Chief Technology Officer of Radvision, and from 2006 and until 2009 he served as President of Radvision. Prior to founding Radvision and from 1983, Mr. Doron served at SIMTECH Advanced Training and Simulation Systems Ltd., initially as hardware manager and from 1998 as Chief Technology Officer. Prior thereto and from 1977, Mr. Doron served as an electronic engineer at MBT Israel Aircraft Industries Ltd. Mr. Doron holds a B.Sc degree in electronics and computer science from Ben-Gurion University and an M.B.A. degree from the University of Bradford in the United Kingdom.

In accordance with our Compensation Policy, if elected, the Company will be authorized to engage with Mr. Eli Doron in an indemnification agreement in the form of indemnification letter previously approved by the shareholders on April 11, 2012 to be entered into by the Company with directors serving from time to time in such capacity, and the Company will further be authorized to engage with Mr. Doron for his insurance under the Company’s directors and officers insurance coverage which provides coverage for all directors of the Company.  Under the Compensation Policy, any change to the indemnification agreement or the insurance policy, including the cost and/or any changes which materially depart from the key terms of the current agreement and/or insurance policy (provided that such changes apply equally to all executives of the Company, including directors) will be submitted to the Company’s compensation committee and the Board of Directors for their approval but shall not, unless required by law or the Company’s Articles of Association, be presented at a General Meeting of the shareholders.

PROPOSAL 3

TO APPROVE THE GRANT OF 13,333 OPTIONS TO PURCHASE ORDINARY SHARES OF THE
COMPANY TO MR. AVI EIZENMAN, THE COMPANY'S ACTIVE CHAIRMAN OF THE BOARD
OF DIRECTORS.

The Compensation Policy provides that "all Executives (other than non-employee directors) are incentivized through cash bonuses and long-term equity-based incentives to provide the Executive with a stake in Silicom's success – thus linking the Executive's long-term financial interests with the interests of Silicom's shareholders.  The maximum value of the variable compensation components shall not exceed eighty percent of each Executive's total compensation package on an annual basis. The maximum annual value of the equity-based long-term compensation components and cash bonuses of all Silicom Executives shall not exceed two percent of Silicom’s market cap." Such caps in the Compensation Policy are referred to herein as the “Compensation Policy Caps.”

Following the recommendation and approval of the Compensation Committee, the Board of Directors approved a grant of 13,333 options to purchase ordinary shares of the Company pursuant to the Company's Global Share Incentive Plan (2013) (the "Plan") to Mr. Avi Eizenman, the Active Chairman of the Company’s Board of Directors. They each also determined that the proposed grant of options to the Active Chairman of the Board of Directors is in compliance with the Compensation Policy and Compensation Policy Caps. The proposed grant has an exercise price equal to the closing price of the Company’s ordinary shares on the date of the approval of such grant by the Company’s shareholders (hereinafter in this Proposal: the "Exercise Price" and the "Grant Date", respectively), where 100% will vest on the second anniversary of the Grant Date. The options (vested and unvested) shall expire, by their terms, upon the earlier to occur of: (a) the eighth anniversary of the Grant Date; and (b) the first date following the Grant Date on which the closing price per share of the Company’s Ordinary Shares falls below fifty percent (50%) of the Exercise Price. The terms of the proposed grant of options shall be as set forth in the Compensation Policy, and in accordance with the Plan and the Compensation Policy Caps.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

 “RESOLVED to approve granting 13,333 options to purchase ordinary shares of the Company to Mr. Avi Eizenman, the Active Chairman of the Company’s Board of Directors, with the effective grant date and vesting terms as set forth above.”

The approval of the grant of 13,333 options to purchase ordinary shares of the Company to Mr. Avi Eizenman, the Active Chairman of the Company’s Board of Directors requires the affirmative vote of an Ordinary Majority.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 3 as a condition for his or her vote to be counted with respect to this Proposal 3. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 3, his, her or its vote with respect to this Proposal 3 will be disqualified.

For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

The Board of Directors, with the exception of Mr. Eizenman who expresses no recommendation as to the vote on the above proposal, recommends that the shareholders vote FOR approval of the proposed resolution.

PROPOSAL 4

TO APPROVE THE GRANT OF 13,333 OPTIONS TO PURCHASE ORDINARY SHARES OF THE
COMPANY TO MR. YESHAYAHU (‘SHAIKE’) ORBACH, A MEMBER OF THE BOARD OF
DIRECTORS, AND PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE COMPANY.

Following the recommendation and approval of the Compensation Committee, the Board of Directors approved a grant of 13,333 options to purchase ordinary shares of the Company pursuant to the Plan to Mr. Yeshayahu (‘Shaike’) Orbach, a member of the Board of Directors, and President and Chief Executive Officer of the Company.  They each also determined that the proposed grant of options to the President and Chief Executive Officer of the Company is in compliance with the Compensation Policy and Compensation Policy Caps. The proposed grant has an exercise price equal to the closing price of the Company’s ordinary shares on the date of the approval of such grant by the Company’s shareholders (hereinafter in this Proposal: the "Exercise Price" and the "Grant Date", respectively), where 100% will vest on the second anniversary of the Grant Date. The options (vested and unvested) shall expire, by their terms, upon the earlier to occur of: (a) the eighth anniversary of the Grant Date; and (b) the first date following the Grant Date on which the closing price per share of the Company’s Ordinary Shares falls below fifty percent (50%) of the Exercise Price. The terms of the proposed grant of options shall be as set forth in the Compensation Policy, and in accordance with the Plan and the Compensation Policy Caps.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

 “RESOLVED to approve granting 13,333 options to purchase ordinary shares of the Company to Mr. Yeshayahu (‘Shaike’) Orbach, a member of the Board of Directors, and President and Chief Executive Officer of the Company,  with the effective grant date and vesting terms as set forth above. ”

The approval of the grant of 13,333 options to purchase ordinary shares of the Company to Mr. Yeshayahu (‘Shaike’) Orbach, a member of the Board of Directors, and President and Chief Executive Officer of the Company requires the affirmative vote of an Ordinary Majority, provided that the terms detailed above with respect to such Ordinary Majority required for the approval of this Proposal 4 are met.

Pursuant to the Companies Law, approval of Proposal 4 requires the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

•	the majority of shares voted for the proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the meeting, (excluding abstaining votes); or

•	the total number of shares of non-controlling and non-interested shareholders voted against the proposal does not exceed two percent of the aggregate voting rights in the company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 4 as a condition for his or her vote to be counted with respect to this Proposal 4. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 4, his, her or its vote with respect to this Proposal 4 will be disqualified.

For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

The Board of Directors, with the exception of Mr. Orbach who expresses no recommendation as to the vote on the above proposal, recommends that the shareholders vote FOR approval of the proposed resolution.

PROPOSAL 5

APPOINTMENT OF SOMEKH CHAIKIN, CERTIFIED PUBLIC ACCOUNTANTS (ISRAEL), A
MEMBER OF KPMG INTERNATIONAL, AS INDEPENDENT PUBLIC ACCOUNTANTS OF THE
COMPANY AND AUTHORIZATION OF AUDIT COMMITTEE TO FIX THE COMPENSATION OF
SUCH AUDITORS.

Under the Israeli Companies Law, the appointment of independent public accountants requires the approval of the shareholders of the Company.

Following the recommendation and approval of the Audit Committee, the Board of Directors has authorized and approved the appointment of the accounting firm of Somekh Chaikin, Certified Public Accountants (Isr.), a member of KPMG International ("Somekh Chaikin"), as the independent certified public accountants of the Company for the year ending December 31, 2015, and until the next annual general meeting of the shareholders of the Company.

The Audit Committee and Board of Directors believes that the selection of Somekh Chaikin to continue as the independent accountants of the Company is appropriate and in the best interest of the Company and its shareholders. Subject to the approval of this Proposal 4, the Audit Committee will be authorized to set the compensation of such auditors in accordance with the volume and nature of their services.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to appoint Somekh Chaikin as the independent public accountants of the Company for the year ending December 31, 2015, and until the next annual general meeting of the Company’s shareholders, and to authorize the Audit Committee to set their compensation in accordance with the volume and nature of their services.”

The appointment of Somekh Chaikin as the independent public accountants of the Company for the year ending December 31, 2015, and until the next annual general meeting of the Company’s shareholders and authorization of the Audit Committee to set their compensation in accordance with the volume and nature of their services, requires the affirmative vote of an Ordinary Majority.

The Board of Directors recommends that the shareholders vote FOR approval of the proposed resolution.

REVIEW THE COMPANY’S FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER
31, 2014, AND TO TRANSACT SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE
THE MEETING

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s Consolidated Balance Sheet as of December 31, 2014 and the Consolidated Statement of Income for the year then ended. The Company published its audited financial statements for the fiscal year ended December 31, 2014 on March 25, 2015, together with the Company’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission and is available at their website, www.sec.gov, and at the Israel Securities Authority’s Magna website at www.magna.isa.gov.il, and you may request that a copy be mailed to you.  The Company will hold a discussion with respect to the Annual Report and financial statements at the Meeting. This agenda item will not involve a vote by the shareholders.

Management is not aware of any other matters to be presented at the Meeting.  If, however, any other matters should properly come before the Meeting or any adjournment or postponement thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.
_________________________________

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation.  If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings) – 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy. Proxies and all other applicable materials should be sent to the offices of the Company at 14 Atir Yeda Street, Kfar Sava 4464323, Israel (telephone number: 972-9-764-4555, facsimile number: 972-9-765-1977).

ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. In addition, similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 USA. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel) – 2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.  This proxy statement is also available on our website at http://www.silicom.co.il, the SEC’s website at http://www.sec.gov, the Israel Securities Authority website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED MAY 19, 2015. YOU SHOULD NOT ASSUME THAT THE  INFORMATION  CONTAINED  IN  THIS  DOCUMENT  IS  ACCURATE  AS  OF  ANY  DATE  OTHER  THAN  MAY 19, 2015,  AND  THE  MAILING  OF  THIS  DOCUMENT  TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors SILICOM LTD. /s/ Yeshayahu (‘Shaike’) Orbach Yeshayahu (‘Shaike’) Orbach DIRECTOR, PRESIDENT AND CHIEF EXECUTIVE OFFICER
Kfar Sava, Israel Date: May 19, 2015